Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES NAMES ROBERT BERNARD PRESIDENT AND CHIEF OPERATING OFFICER OF ITS SOUTH HILL DIVISION

HOUSTON, TX, August 30, 2010 - Stage Stores, Inc. (NYSE: SSI) today announced that Robert Bernard has joined the Company as President and Chief Operating Officer of its South Hill Division, which is headquartered in South Hill, Virginia. Bernard succeeds Richard Maloney, who was appointed Chief Merchandising Officer of the Company in February 2010.

"We are extremely pleased that Bob is bringing his retail leadership skills to our South Hill Division," stated Andy Hall, President and Chief Executive Officer. "He is another significant talent addition to the Stage family."

Bernard, 55, comes to Stage Stores from Ross Stores, where he was Senior Vice President, General Merchandise Manager. Bernard has over 30 years of retail experience, 20 of which were in senior executive merchandising positions at several Macy's divisions. Bernard will report to Maloney, and will be responsible for all operations of the South Hill Division, including merchandising, planning and allocation, and store operations**.**

"I am confident that, based on Bob's extensive retail skills and experience, he will be instrumental in the continued development, growth, and success of our South Hill Division," stated Maloney.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 777 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. The South Hill Division operates 300 of the Company's stores in 24 states. For more information about Stage Stores, visit the Company's web site at <u>www.stagestoresinc.com</u>.

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